Mail Stop 4720

January 7, 2010

Kenneth Barton
President and Chief Executive Officer
MedBook World, Inc.
2629 Regent Road
Carlsbad, California  92010

> **Re:     MedBook World, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 11, 2009**
> **File No. 000-53850**

Dear Mr. Barton:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on February 9, 2010 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement prior to February 9, 2010 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portion of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. Throughout the filing, please revise your references to your management to clarify that you only have two officers.  For example, rather than stating that "[m]anagement has determined that the Company lacks the resources to properly develop the envisioned professional publication…," please revise to state that your President and your Secretary made such determination.  Also, please clarify throughout whether you have any current plans to hire any additional officers or directors.

4. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

<u>Background of the Issuer and its Predecessor, page 2</u>

5. You disclose that AP entered into agreements with various publishers and wholesalers.  If true, please also disclose that none of those agreements are still in place.

6. Please disclose, if true, that AP also lost the MRI center during the bankruptcy proceeding.

7. You disclose that the plan of reorganization required the issuer to issue 1,085,000 shares of its common stock to AP's general unsecured creditors.  Please also disclose in this section that the registrant subsequently sold 10,000,000 shares to Mr. Barton.  Your disclosure should also indicate the amount of consideration Mr. Barton paid for those shares.

<u>Description of Current Business, page 2</u>

8. In the first paragraph in this subsection you refer to the "the envisioned professional publication" and the hope to consummate a business acquisition with "an entity engaged in a related business."  Since the post-bankruptcy Company appears to be a shell with no business looking for an acquisition partner, it is not clear why you refer to the "envisioned profession publication" or a "related business."  Please revise to clarify or explain.

9. Please disclose, if true, that you have not yet identified any potential merger or acquisition partner.

10. You disclose that the "officers and directors of the Company, have agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements…"  Please revise your disclosure to identify your officers and directors by name.  Also, please disclose whether the officers and directors have indicated a maximum amount they will be willing to provide to

the Company.

Acquisition of Opportunities, page 3

11. Please disclose whether you intend to submit any potential merger, acquisition, or similar reorganization for shareholder approval. If you do not intend to solicit shareholders approval for a merger, acquisition or similar reorganization, please provide a legal analysis detailing why such shareholder approval will not be required.

12. Please disclose whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

Reporting Issuer Status, page 4

13. We note your description of what constitutes a "penny stock." Please disclose that your securities will likely be deemed to be a penny stock. Also, please revise the heading of the risk factor "17. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions" to use the word "will" rather than "may."

Item 1A. Risk Factors

1. We have had little operating history and no revenues…, page 5

14. Please revise the heading of this risk factor to disclose that you have no operating history rather than little operating history.

15. The second paragraph under this risk factor relates to the risks relating to your auditor's going concern opinion. Please describe this risk under a separate risk factor with an appropriate heading.

5. Our success is dependent on management that has other full time employment…, page 6

16. Please disclose the estimate amount of time, or the percentage of their time, that management will devote to your affairs.

17. We note that you disclose that neither Mr. Barton nor Mr. Turnbull has any experience in mergers and acquisitions. Please describe this risk under a separate, appropriately headed risk factor.

11. As a shell company, we face substantial additional adverse business…, page 7

18. Your risk factor refers to "the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors." Please clarify what

you mean by that statement. Also, please identify the "various federal and state laws" you refer to in the disclosure.

## 13. Our officers and directors are the principal shareholders…, page 8

19. Please revise your risk factor to explicitly state that even if shareholder approval for the acquisition of, or merger with, an operating company is required, Mr. Barton will be able to approve such transaction by consent and without soliciting shareholders.

## 16. Our shareholders may face significant restrictions on the resale…, page 9

20. On page 10, you state that "[i]f we are later determined to be a so-called 'blank check' company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended…" Please revise your disclosure to state that the Company, rather than your shareholders, will be required to file such registration statement.

## Item 2. Financial Information, page 11

## Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

21. You disclose that you have "little" capital with which to pay anticipated expenses. Please revise to state that you have no capital.

22. To the extent management has already loaned money to the Company, please file the loan agreements as exhibits to the filing.

## Item 5. Directors and Executive Officers, page 12

## Resumes, page 13

23. With respect to Mr. Barton, please disclose the date when he begun acting as an independent consultant.

## Conflicts of Interest, page 13

24. Please expand your disclosure under this sub-heading to describe that if management provides loans to the Company, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. This appears to create a conflict of interest, since management will have an additional motivation to enter into a merger or acquisition transaction in order to have the loans repaid.

25. The last sentence in this section states that "[e]xcept as set forth above, we have

not adopted any other conflict of interest policy with respect to such transaction."
The disclosure above does not describe any other conflict of interest policies.
Please clarify.

Item 10.  Recent Sales of Unregistered Securities, page 16

(a)  Securities issued in bankruptcy, page 16

26. Please describe in this section the warrants to acquire 5,000,000 shares of the
Company's common stock that were issued to creditors of AP Corporate Services,
Inc.

Item 11.  Description of Registrant's Securities to be Registered, page 16

27. Please disclose whether the warrants to acquire 5,000,000 shares of the
Company's common stock are already exercisable.  Please also file the forms of
warrant agreements as exhibit to this filing.

Report of Independent Registered Public Accounting Firm, page F-2

28. Please have your auditor revise the report to clarify that the audited period is the
period from November 17, 2009 (inception) through November 30, 2009.

Statement of Operations, page F-4

29. Earnings per share should be rounded to the nearest cent, in order not to imply a
greater degree of precision than exists.  Please revise this presentation both in the
statement of operations and throughout the document.

*     *     *

As appropriate, please amend your filing in response to these comments.  You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.  Detailed cover letters
greatly facilitate our review.  Please file your cover letter on EDGAR under the form type
label CORRESP. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require.  Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director


cc:     Daniel C. Masters, Esq.
        P.O. Box 66
        La Jolla, CA 92038